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LIBBEY LOGO

February 18, 2003

To Our Stockholders:

     Libbey Inc. ("Libbey") is offering to purchase up to 1,500,000 shares of its common stock at a purchase price not greater than $26.50 nor less than $23.50 per share, net to you in cash, without interest. Libbey is conducting the tender offer through a procedure commonly referred to as a modified "Dutch Auction." This procedure allows you to select the price within a price range specified by us at which you are willing to sell all or a portion of your shares to Libbey. Alternatively, this procedure allows you to elect to sell all or a portion of your shares to Libbey at a price determined by the modified "Dutch Auction" process.

     Based on the number of shares tendered and the prices specified by the tendering stockholders, Libbey will determine a single per share price within that range that will allow it to buy 1,500,000 shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at or below that purchase price (and are not properly withdrawn) will -- subject to possible proration and provisions relating to the tender of "odd lots" and conditional tenders -- be purchased for cash at that purchase price, net to the selling stockholder. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to a Rights Agreement between Libbey and The Bank of New York, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights.

     If you do not wish to participate in the tender offer, you do not need to take any action.

     The tender offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither Libbey nor any member of its Board of Directors, nor the Dealer Manager or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which your shares should be tendered. In doing so, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal including our reasons for making the tender offer. You should also discuss whether to tender your shares with your broker or other financial or tax advisor.

     Libbey's directors and executive officers have indicated that they do not intend to tender any shares in the tender offer as more specifically discussed in Section 11 of the Offer to Purchase.

     Please note that the tender offer is scheduled to expire at 12:00 Midnight, New York City time, on Monday, March 17, 2003, unless we extend it.

     On February 14, 2003, the last trading day prior to commencement of the tender offer, the last reported sale price of our shares on the NYSE Composite Tape was $22.55 per share. Any stockholder whose shares are properly tendered directly to The Bank of New York, the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs are applicable. If you own fewer than 100 shares, the tender offer is an opportunity for you to sell your shares without having to pay "odd lot" discounts.

     If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact Bear, Stearns & Co. Inc., the Dealer Manager for the tender offer, at (866) 897-6798 (toll-free) or D. F. King & Co., Inc., the Information Agent for the tender offer, at (800) 431-9642 (toll-free).

                                          Sincerely,

                                          /s/ JOHN F. MEIER
                                          John F. Meier
                                          Chairman of the Board and
                                          Chief Executive Officer

  300 MADISON AVE.  P. O. BOX 10060  TOLEDO, OHIO 43699-00600  (419) 325-2100